

Manu Stephen · 2nd

CEO & Founder of Inventr

United States · 500+ connections · **Contact info**

 **Inventr**

 **Washington Universi**
Louis

Experience



CEO and Founder
Inventr
Aug 2017 – Present · 3 yrs

Inventr is focused on fixing the broken patent system, starting by democratizing it.



Research
Washington University School of Medicine - Dept. of Neurosurgery
Apr 2013 – Aug 2017 · 4 yrs 5 mos

Led and supervised research in neural engineering including dissolvable medical devices, published in Nature and featured on CBS, The Atlantic, CNN, and more.



Consultant
The BALSA Group
Jan 2014 – Aug 2016 · 2 yrs 8 mos

Performing market assessment, conducting competitive analysis, and creating strategy for local start up ventures - specifically in biotechnology and life sciences



Analyst - Due Diligence Team
Cultivation Capital

Jun 2014 – Jun 2015 · 1 yr 1 mo

Investigate investment opportunities for early stage companies, specifically in the Life Science sector

Co Founder

PIXI Medical, LLC

Sep 2013 – May 2015 · 1 yr 9 mos

Co founder of healthcare company developing devices and software to monitor prescription compliance and overall health. PIXI Medical aims to make missed medications a thing of the past by connecting patient, physician, and pharmacy.

Show 2 more experiences ⌄

Education



Washington University in St. Louis

M.S., Mechanical/Biomedical Engineering

2011 – 2012

Activities and Societies: BioEntrepreneurship Core Member



University of Iowa

B.S., Mechanical Engineering

2006 – 2010

Activities and Societies: Dance Marathon, Indian Student Alliance



